Ex99.8
FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company:

Routemaster Capital Inc. (“Routemaster” or the “Company”) 65 Queen Street West
Suite 815 Toronto, Ontario M5H 2M5

ITEM 2 Date of Material Change:

March 10, 2020

ITEM 3 News Release:

A news release was issued by the Company on March 10, 2020 and subsequently filed on SEDAR.

ITEM 4 Summary of Material Change:

Routemaster announced the appointment of Fred Leigh as President, Chief Executive Officer and a director of the Company.

ITEM 5 Full Description of Material Change:

Routemaster announced the appointment of Fred Leigh as President, Chief Executive Officer and a director of the Company.

Mr. Leigh was previously the Chief Executive Officer and a director of the Company from 2016 to 2019.

Mr. Leigh replaces James Lanthier, the former President, Chief Executive Officer and director of the Company.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Fred Leigh
President & Chief Executive Officer Tel: (416) 861-5933

ITEM 9 Date of Report:

March 12, 2020

Cautionary Note Regarding Forward-looking Information

This Material Change Report contains certain forward-looking statements, including statements regarding the impact of changes to the management team and board of directors of the Company. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.